Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 26, 201. The following proposal was considered by the shareholders:

Proposal: Election of twelve (12) Trustees to serve for a three-year term ending at the 2018 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes for the nominee	Total votes withheld from the nominee
Independent Trustees
Charles L. Bardelis	6,839,573.956	366,811.955
Peter S. Burgess	6,867,892.308	338,493.603
William H. Cunningham	6,876,158.337	330,227.574
Grace K. Fey	6,855,865.653	350,520.258
Theron S. Hoffman	6,851,080.871	355,305.040
Deborah C. Jackson	6,844,991.301	361,394.610
Hassell H. McClellan	6,871,708.871	334,677.040
James M. Oates	6,864,101.871	342,284.040
Steven R. Pruchansky	6,839,022.090	367,363.821
Gregory A. Russo	6,882,963.871	323,422.040
Non-Independent Trustee
James R. Boyle	6,832,143.272	374,242.639
Craig Bromley	6,819,461.871	386,924.040
Warren A. Thomson	6,837,896.175	368,489.736